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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(*)

                       HEALTH SYSTEMS INTERNATIONAL, INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)

                                   1 42194910
                                 (CUSIP Number)

   ERIC S. KENTOR, ESQ., EXECUTIVE COUNSEL, HEALTH SYSTEMS INTERNATIONAL, INC.
      21600 OXNARD STREET, WOODLAND HILLS, CALIFORNIA 91367, (818) 593-8989
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 27, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Check the following box if a fee is being paid with this statement [__]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



______________________

(*) See instructions before filling out.


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CUSIP Number 1 42194910

1)   Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of above
     Persons:

     Blue Cross of California, I.R.S. Id. No. 95-3760980

2)   Check the Appropriate Box if a Member of a Group
                                                                       (a)  [__]
     Blue Cross of California disclaims group status.                  (b)  [X]

3)   SEC Use Only: _____________________________________________________________

4)   Source of Funds:(*) Not Applicable.

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     [__]

     Not Applicable.

6)   Citizenship or Place of Organization:  State of California.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7)   Sole Voting Power:         0

8)   Shared Voting Power:       0

9)   Sole Dispositive Power:    0

10)  Shared Dispositive Power:  0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  0

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:(*)  [__]

     Not Applicable.

13)  Percent of Class Represented by Amount in Row (11):  0

14)  Type of Reporting Person:(*)  CO


- ------------------------
(*) See instructions before filling out.



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ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 1 to Schedule 13D relates to the Class A Common Stock, $.001 par value, of Health Systems International, Inc. ("HSI"). The principal executive offices of HSI are located at 21600 Oxnard Street, Woodland Hills, California 91367.

ITEM 2.  IDENTITY AND BACKGROUND

     This Amendment No. 1 to Schedule 13D is being filed by Blue Cross of California, a California nonprofit public benefit corporation ("BCC"). The business address of BCC is Blue Cross of California, 1555 Oxnard Street, Woodland Hills, California 91367. BCC currently owns all of the outstanding shares of Class B Common Stock of WellPoint Health Networks Inc., a Delaware corporation ("WellPoint"), representing approximately 81.4% of the combined outstanding shares of Class A and Class B Common Stock of WellPoint, and approximately 97.6% of the combined voting power of the outstanding stock of WellPoint. WellPoint and its subsidiaries offer comprehensive managed health care products and related services to employer groups and individuals, which business WellPoint and its subsidiaries acquired from BCC pursuant to that certain Line of Business and Assumption Agreement dated as of February 1, 1993. The stock of WellPoint is the principal asset of BCC. BCC also retains and operates certain health benefits and related products and holds the primary license to use the Blue Cross name and mark throughout the State of California from the Blue Cross and Blue Shield Association.

     BCC has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it would be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

     Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     As of December 27, 1995, BCC no longer is the beneficial owner of any shares of HSI Class A Common Stock.



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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

     On December 27, 1995 HSI, BCC and WellPoint executed and delivered definitive documents to terminate the following principal agreements and any and all related agreements: (i) the Agreement and Plan of Reorganization by and among BCC, WLP Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of BCC, WellPoint and HSI, dated March 31, 1995; (ii) the Recapitalization Agreement by and among BCC, WellPoint, Western Health Partnerships, a California nonprofit public benefit corporation and The Western Foundation for Health Improvement, a California nonprofit public benefit corporation; (iii) the Alternative Agreement and Plan of Reorganization by and among WellPoint, WLP Colorado Corporation, a Delaware corporation and a wholly-owned subsidiary of WellPoint; and (iv) all Stockholder Agreements among certain holders of HSI Class A Common Stock, BCC and WellPoint.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 9, 1996



                                       By:   Brian Donnelly s/s
                                          -----------------------------
                                          Name:  Brian Donnelly
                                          Title: Senior Vice President
                                                 and General Counsel








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